Exhibit 99.3
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
ASML Supervisory Board Nominates Pauline van der Meer Mohr as New Member
VELDHOVEN, the Netherlands, September 12, 2008 — The Supervisory Board of ASML Holding NV (ASML) is pleased to announce it will nominate Mrs. Pauline van der Meer Mohr for appointment as a member of its Board by the Annual General Meeting of Shareholders, which is scheduled to be held on March 26, 2009.
Her candidacy is based on the strengthened recommendation right that ASML’s Works Council has in relation to this nomination and will fill the vacancy due to Rolf Deusinger’s resignation earlier this year.
Mrs. Van der Meer Mohr was Senior Executive Vice President of Human Resources at ABN AMRO. Prior to joining ABN AMRO she was Head of Group Human Resources at TNT and held various senior executive roles at Shell.
ASML is delighted to welcome Mrs. Van der Meer Mohr to the company and is confident ASML will benefit greatly from her extensive experience gained in various industries.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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